BAIRNCO
MEMORANDUM

DATE:	February 23, 2007
TO:	All Bairnco Employees
FROM:	Luke Fichthorn III, Chairman and CEO
RE:	Steel Partners’ Acquisition of Bairnco
CC:	Bairnco Corporation Board of Directors

Teammates,

Today, I am announcing a positive development in the evolution of Bairnco. We have entered into an agreement under which Steel Partners will acquire Bairnco for $13.50 per share.
This announcement is the outcome of a long process, which began last summer, to review all of the strategic options available to us for creating the strongest possible financial foundation to support the future growth of our Company and enhance shareholder value. The agreement that we’ve reached with Steel Partners is truly a testament to the quality of our people and all that our team has accomplished.
While we have, in the recent past, recommended that stockholders reject Steel Partners’ efforts to acquire the Company, after intense negotiations we have reached a price that the Board unanimously agreed to support. Consequently, we have entered into a merger agreement with Steel Partners’ acquisition company. The transaction is subject to the successful completion of Steel Partners’ tender offer.
Without question, Steel Partners has always acknowledged the value in Bairnco’s businesses — value that comes only from having talented people executing a strategic plan and delivering good products and services to customers day in and day out. After the transaction is closed, the Steel Partners team will work closely with our management teams to determine the best ways to build upon our existing platforms in order to create an even more successful business.
I have enjoyed the opportunity to lead this Company through numerous phases of growth and expansion. There has never been a time in my 18 years as Chairman of Bairnco when I have been as enthusiastic about the prospects for our business and the opportunities available to our Company as I am today.
I thank you for your focus, dedication and patience during these past months and I encourage you to continue to remain focused and continue to grow and build your respective businesses.
Thank you once again for your continued hard work and commitment to our Company. You are a super team and it is fun working with you.
Luke